CONTACT:

Dee Ann Johnson
(412) 456-4410



FOR IMMEDIATE RELEASE

	PITTSBURGH, PA  April 20, 2005. . . . . Ampco-Pittsburgh
Corporation (NYSE: AP) announced sales for the first quarter 2005 of $58,894,000 and net income of $1,503,000 or $0.15 per share against sales of $46,787,000 and net income of $1,308,000 or $0.14 per share for the same period of the prior year.
Income from operations approximated $2,272,000 for the three months ended March 31, 2005 in comparison to $1,622,000 for the three months ended March 31, 2004.

	Despite significantly increased sales when compared to the same quarter in 2004, operating results of the Forged and Cast Rolls segment improved only modestly due to continuing high raw material and energy costs. Advance proceeds of $600,000 were recorded on account of its business interruption insurance claim, final settlement of which is expected in the second quarter. Sales of the Air and Liquid Processing segment were level with prior year but resulted in a decline in earnings due in part to the weak performance of the air handling equipment operation.

	The outlook for the first half of the year remains weak in both segments. However, the Corporation believes that results of the Forged and Cast Rolls segment should improve as older fixed-price contracts are completed and better quality orders in the backlog begin to ship.

                         #  #  #  #  #





                        AMPCO-PITTSBURGH CORPORATION

                             FINANCIAL SUMMARY



	                                Three Months Ended March 31,
	                                     2005            2004


Sales	                                $ 58,894,000	$ 46,787,000


Income from operations                	   2,272,000	   1,622,000
Other (expense) income - net     	    (147,000)	     182,000

Income before income taxes                 2,125,000	   1,804,000
Income tax provision            	     622,000	     496,000


Net income	                        $  1,503,000	$  1,308,000


Basic and diluted earnings per share	$       0.15	$       0.14